SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of October 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                    RYANAIR LAUNCHES NEW ROUTES FROM SCOTLAND
                              TO ITALY AND IRELAND

Ryanair, Europe's No.1 low fares airline, today (29th October 03) launched two new routes from Glasgow Prestwick to Milan and Shannon. The new route to Shannon will commence on 4th December 2003 with fares from GBP19.99 (inc. tax), and the new route to Milan Bergamo will commence on 7th January 2004, with fares from only GBP29.99 (inc. tax).

Announcing the two new routes in Glasgow today, Ryanair's Chief Executive, Michael O'Leary said:

"The new Ryanair routes from Glasgow Prestwick Airport are Scotland's first direct daily services to Milan and Shannon. Ryanair now flies 14 direct daily international routes from Scotland and this year Ryanair will carry 2 Million passengers to/from Scotland, delivering 1.2 Million visitors to Scottish tourism, creating 2000 tourism jobs in Scotland, and making Glasgow Prestwick Airport Glasgow's really international airport.

"Fares start at an incredible GBP19.99 o/w to Shannon and GBP29.99 o/w to Milan, saving consumers a whopping GBP416.00 and GBP356.00 respectively off BA's rip-off high fares. Not only will consumers and visitors save huge amounts of money, they will also save time too, with no need for wasting hours being forced by BA through congested hub airports like Heathrow, Birmingham or Manchester.Seats for the new routes are on sale right now at www.ryanair.com. We would urge the public to book now - and remember there's GBP20.00 OFF return fares on all routes until midnight Thursday 30th October. At these new low fares, Ryanair's new routes will be an instant hit with visitors to Scotland and Scottish consumers.

"Ryanair's commitment to Scotland continues with these new routes and next month, 200 new jobs will be created at Ryanair's new maintenance facility at Glasgow Prestwick Airport."

GLASGOW TO:


  TO             RYANAIR FARE      BA FARE          RYANAIR SAVING CONSUMERS

SHANNON             GBP19.99        GBP436.00 *                   GBP416.00

 MILAN              GBP29.99        GBP386.00**                   GBP356.00


(* BA lowest one way fare via Manchester quoted 28th Oct 03 at www.ba.com for travel 4th Dec 03)

(** BA lowest on way fare via Heathrow quoted 28th Oct 03 at www.ba.com for travel 7th Jan 04)

Ends     29TH October 2003


For further information:

Paul Fitzsimmons - Ryanair  Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228      Tel: 00 353 1 4980 300

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 October 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director